UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934
(Amendment No. ___) *

PARK-PREMIER MINING COMPANY
(Name of Issuer)

Common Stock, $0.25 par value
(Title of Class of Securities)

700705 10 6

(CUSIP Number)

Dean M. Smurthwaite, Esq., 455 Sherman Street, Suite 300, Denver, CO 80203, 303-777-3737
(Name, Address and Telephone Number of Person Authorized to Receive Notices
and Communications)

April 18, 1994
(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§ 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box [ ].

NOTE: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See § 240.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

SCHEDULE 13D

1	NAMES OF REPORTING PERSONS ROBERT W. AND KATHY L. DUNLAP I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (Entities Only)
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (See Instructions) (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS (See Instructions) PF
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION UNITED STATES
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 507,500
	8	SHARED VOTING POWER 0
	9	SOLE DISPOSITIVE POWER 507,500
	10	SHARED DISPOSITIVE POWER 0
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 507,500
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 25.4%
14	TYPE OF REPORTING PERSON (See Instructions) IN

2 OF 9

CUSIP No. 700705 10 6                                                                                                                     Page 3  of 9

Item 1.     Security and Issuer.

The class of equity securities to which this Schedule 13D relates is the common stock, $0.25 par value, of Park-Premier Mining Company (the “Issuer”). The Issuer’s principal executive offices are located at 32391 Horseshoe Drive, Evergreen, Colorado 80439.

Item 2.     Identity and Background.

This statement is filed pursuant to Rule 13d-1 under the Securities Exchange Act of 1934, as amended, by Robert W. and Kathy L. Dunlap.

The Dunlaps beneficially own shares of the Issuer’s common stock in their own name.

Mr. Dunlap is a citizen and resident of the United States. Mr. Dunlap’s business address is 32391 Horseshoe Drive, Evergreen, Colorado 80439.

Mr. Dunlap has been President of the Issuer since September 1987 and a director of the Issuer since August 1984. Mr. Dunlap has been engaged in the oil and gas, minerals, and real estate industries since 1990. During that time, Mr. Dunlap worked for several oil and gas and mineral companies in diverse capacities, including land manager, corporate counsel and senior managing landman. Mr. Dunlap obtained a Bachelor of Science degree in Psychology from the University of Colorado 1975 and a Juris Doctor degree from the University of Denver College of Law in May 1979.

During the last five years, Mr. Dunlap has not been convicted in any criminal proceeding (excluding traffic violations or similar misdemeanors) and has not been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction as a result of which a judgment, decree, or final order has been issued enjoining future violations of, or prohibiting or mandating activities subject to, United States federal or state securities laws or finding any violation with respect to such laws.

Mrs. Dunlap is a citizen and resident of the United States. Mrs. Dunlap is a homemaker and her address is 32391 Horseshoe Drive, Evergreen, Colorado 80439.

During the last five years, Mrs. Dunlap has not been convicted in any criminal proceeding (excluding traffic violations or similar misdemeanors) and has not been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction as a result of which a judgment, decree, or final order has been issued enjoining future violations of, or prohibiting or mandating activities subject to, United States federal or state securities laws or finding any violation with respect to such laws.

Item 3.     Source and Amount of Funds or Other Consideration.

On April 18, 1994, the Dunlaps acquired 507,500 shares of the Issuer’s common stock from AMI Associates, a Nevada partnership, in consideration of $24,000 given to AMI Associates. There have been no acquisitions or dispositions of the Issuer’s common shares made by the Dunlaps within the last 60 days.

Since 1989, Mr. Dunlap has loaned money, paid expenses, and rendered services to the Issuer. Mr. Dunlap has received 12% convertible promissory notes (the “Notes”) that are convertible into shares of the Issuer’s common stock at $0.10 per share. While, according to their terms, the Notes are presently convertible into shares of the Issuer’s common stock, the Issuer has issued all of its authorized shares of common stock. Mr. Dunlap is unable to convert any part of the Notes at this time.

As stated in Item 4 of this schedule, the Issuer plans to amend its Articles of Incorporation to increase the authorized capital stock of the corporation such that conversion of the Notes will be possible. In the event such amendment is ratified and assuming the conversion of similar notes held by others, Mr. Dunlap would be deemed to beneficially own 9,463,500 shares of the Issuer’s common stock, or 74.5% of the then outstanding common stock of the Issuer, consisting of 507,500 shares currently held, and 8,956,000 shares by virtue of the principal and interest amount of the Notes held by Mr. Dunlap as of June 30, 2007.

CUSIP No. 700705 10 6                                                                                                                         Page 4 of 9

The following table shows the details of the Notes held by Mr. Dunlap. Over the years, the Notes were issued and then cancelled and reissued in accordance with the following:

Convertible Note Issuance Date	Principal	Description
1/1/1989	4,000.00
1/1/1989	1,000.00
3/1/1989	5,000.00
4/1/1990	9,201.00
4/1/1990	$20,588.73	The preceding notes were cancelled and reissued including $1,387.73 of interest reissued as principal.
5/22/1990	5,000.00
6/1/1990	5,000.00
7/1/1990	10,000.00
10/1/1990	10,000.00
12/31/1990	31,500.00
1/1/1991	5,866.00
1/1/1991	$91,443.24	The preceding notes were cancelled and reissued including $3,488.51 of interest reissued as principal.
4/1/1991	14,000.00
5/16/1991	2,000.00
7/1/1991	3,000.00
7/2/1991	(48,540.00)	Notes and interest cancelled in exchange for transfer of 48.54 acres of land to Mr. Dunlap.
10/1/1991	5,700.00
1/1/1992	4,900.00
1/1/1992	$83,204.99	The preceding notes were cancelled and reissued including $10,701.75 of interest reissued as principal.
2/11/1992	2,000.00
12/31/1992	979.49
12/31/1992	7,903.86
1/1/1993	$103,655.57	The preceding notes were cancelled and reissued including $9,567.23 of interest reissued as principal.
1/12/1993	1,000.00
3/15/1993	4,000.00
3/31/1993	700.00
6/30/1993	514.06
9/1/1993	4,000.00
9/30/1993	1,611.98
11/17/1993	2,000.00
1/1/1994	$129,920.39	The preceding notes were cancelled and reissued including $12,438.78 of interest reissued as principal.

12/31/1995	8,000.00
12/31/1995	1,415.49
12/31/1995	5,609.97
1/1/1995	$162,243.75	The preceding notes were cancelled and reissued including $17,297.90 of interest reissued as principal.
1/1/1996	$181,713.56	The preceding notes were cancelled and reissued including $19,469.81 of interest reissued as principal.

CUSIP No. 700705 10 6                                                                                                                         Page 5 of 9

Convertible Note Issuance Date	Principal	Description
12/31/1997	2,621.76
12/31/1997	4,692.18
1/1/1997	$210,833.13	The preceding notes were cancelled and reissued including $21,805.63 of interest reissued as principal.
1/1/1998	$236,133.10	The preceding notes were cancelled and reissued including $25,299.97 of interest reissued as principal.
1/1/1999	$264,469.07	The preceding notes were cancelled and reissued including $28,335.97 of interest reissued as principal.
1/1/2002	$371,559.59	The preceding notes were cancelled and reissued including $107,090.52 of interest reissued as principal.
12/31/2004	2,699.02
12/31/2004	33,526.54
1/1/2004	$502,310.40	The preceding notes were cancelled and reissued including $94,525.25 of interest reissued as principal.
12/31/2004	7,338.68
12/31/2005	6,023.30
12/31/2005	16,000.00
12/31/2005	3,600.00
12/31/2006	8,093.83
12/31/2006	50,000.00
12/31/2006	37,511.06
1/1/2007	$844,905.83	The preceding notes were cancelled and reissued including $236,028.56 of interest reissued as principal.

Item 4.     Purpose of Transaction.

(a)

The Dunlaps are holding their shares of the Issuer for investment purposes but may transfer or sell the shares as necessary, and may acquire additional shares (in his own name or through other entities).

The Dunlaps have the following plans with respect to the Issuer:

Project “A” Letter Agreement. On February 15, 2007, the Issuer entered into a letter agreement (the “Project “A” Letter Agreement”) with Talisker Realty Limited, a Delaware corporation (“Talisker Realty”). Talisker Realty is a wholly owned lower-tier subsidiary of the Talisker Corporation (“Talisker”). Talisker is a private global real estate development firm based in Toronto, Ontario, Canada with over twenty years of experience developing numerous real estate projects in the United States, the United Kingdom, Canada, the Bahamas, and Eastern Europe. Under the Project “A” Letter Agreement, the Issuer has agreed to sell all its right, title and interest in approximately 303 acres of land (the “Project “A” Acreage”) located in Wasatch County, Utah (the “Property Sale”) to Talisker Realty.

The closing (“Closing”) of the Property Sale is conditional upon (i) approval by the Issuer’s directors and shareholders and (ii) execution of two additional letter agreements by the Issuer and/or related parties, (the Project “B” Letter Agreement and the Project “C” Letter Agreement, respectively), as each is described below.

Additionally, the Issuer has agreed to pay any taxes related to the Property prior to Closing and will also pay at Closing any mortgage trust deeds, judgments, mechanic’s liens, damages, claims, tax liens and warrants involving the Property which are not removed in the title policy delivered at Closing, and has agreed to indemnify and hold Talisker harmless from and against such to the extent related to any events and/or ownership of the Property prior to Closing. These costs are expected to be approximately $40,000. No brokerage, finder’s fee or real estate commission is owed by the Issuer in connection with the transaction.

CUSIP No. 700705 10 6                                                                                                                         Page 6 of 9

The Issuer has agreed to be responsible for the title insurance premium for an Owner’s Policy of Title Insurance in the full amount of the purchase price. Each party shall be responsible for one half of the Closing costs, with items such as property taxes to be pro-rated as of the Closing. The Issuer and Talisker have also agreed to cooperate in effectuating a tax-deferred exchange in accordance with Internal Revenue Code Section 1031 relative to the Property Sale upon the request of the other.

In exchange for the Sale Property, Talisker will (i) pay the Issuer cash in the amount of $3,250,000 at Closing and (ii) convey by special warranty deed to the Issuer unimproved, platted single family lots located in Talisker’s “Tuhaye” project in Wasatch County, Utah, (the “Tuhaye Lots”), with a targeted combined value of $3,750,000, within two years of Closing (the “Selection Period”). The Selection Period may be extended an additional three years in the event that the Issuer has not selected all its Tuhaye Lots and Talisker has not recorded lot plats regarding a certain portion of Tuhaye.

The Tuhaye Lots will be selected by the Issuer from Talisker’s property inventory at its Tuhaye project, described below. The value of the Tuhaye Lots will be their retail prices at the time of selection, as established by Talisker during the ordinary course of its business and in a manner not intended to discriminate against the Issuer. If the value of the selected Tuhaye Lots is less than $3,750,000, then Talisker will make a lump sum cash payment to the Issuer equal to such deficit at the end of the Selection Period. Likewise, if the value of the selected Tuhaye Lots is greater than $3,750,000, then the Issuer will make a lump sum cash payment to Talisker equal to such surplus at the end of the Selection Period.

The Tuhaye Lots are located in Talisker’s Wasatch County, Utah project. Talisker is developing 1,350 residential properties among three communities in Deer Valley, between the Wasatch and Uinta Mountains in the Park City, Wasatch County, Utah area: (i) Tuhaye, consisting of Arts and Crafts homes accented with stone and timber; (ii) the ski-in, ski-out Empire Pass resort; and (iii) Red Cloud, the most exclusive of the three properties, which includes plans for one-to two-and-a-half-acre properties within a gated community located at the summit of Flagstaff Mountain at Deer Valley Resort.

By purchasing a lot in the Talisker development, a membership invitation is automatically extended to the buyer to join the exclusive Talisker Club, an all-inclusive luxury resort. The Talisker Club is 10,000 acres of pristine wilderness and includes Tuhaye’s private Mark O’Meara Signature golf course. The Talisker Club also has direct ski access to Deer Valley Resort’s® slopes, state-of-the-art fitness facilities and spa services, an on-mountain restaurant, member’s lodges, and a children’s camp featuring all season events.

The Issuer believes that it will be able to profitably sell the Tuhaye Lots by virtue of these amenities and locations.

The Issuer’s Board of Directors approved the Project “A” Letter Agreement on February 21, 2007.

Project “B” Letter Agreement. As a condition imposed by Talisker Realty to Closing of the Project “A” Letter Agreement, Robert Dunlap, President, Chief Executive Officer, Chief Financial Officer, Treasurer and Director of the Issuer, and Kathy Dunlap, his spouse, are required to enter into the Project “B” Letter Agreement. Under the Project “B” Letter Agreement, Robert Dunlap and Kathy Dunlap agreed to enter into a joint venture with Tuhaye LLC, a Delaware limited liability company, with respect to the development and sale of all of Robert Dunlap and Kathy Dunlap’s right, title and interest in approximately 40 acres of land in Wasatch County, Utah (the “Project “B” Acreage”). Tuhaye is a wholly owned lower-tier subsidiary of Talisker.

Under the Project “B” Letter Agreement, Robert Dunlap and Kathy Dunlap will convey the Project “B” Acreage, at a deemed value of $2,000,000, to the joint venture entity to be formed by Robert Dunlap and Kathy Dunlap and Tuhaye. Robert Dunlap and Kathy Dunlap will own a 50% interest in the joint venture entity and Tuhaye will own the remaining 50% interest. The joint venture entity will be managed and operated by three managers consisting of two selected by Tuhaye and one selected by Robert Dunlap and Kathy Dunlap.

CUSIP No. 700705 10 6                                                                                                                         Page 7 of 9

The Project “B” Acreage is part of a larger, 48-acre parcel of land that the Issuer conveyed to Robert Dunlap and Kathy Dunlap in July 1991 in exchange for the cancellation of a note in the amount of $48,540. The deemed value under the Project “B” Letter Agreement for the Project “B” Acreage of $2,000,000 reflects an increase in real property values in the Wasatch County market since 1991, physical and legal road access and water rights acquired by Robert Dunlap and Kathy Dunlap for the Project “B” Acreage, as well as related zoning changes, engineering and development work with Wasatch County.

Within 18 months of closing of the Project “B” Letter Agreement, Tuhaye is required to create a business and development plan and submit for approvals and permits with the relevant government authorities. Tuhaye is also responsible for obtaining financing necessary for development of the Project “B” Acreage and making any special capital contributions necessary to complete the project in the event the proceeds of financing are insufficient. In exchange for its services on behalf of the joint venture, Tuhaye will receive (i) a construction management fee equal to five percent (5%) of the costs associated with the improvement and development of the Project “B” Acreage and (ii) a branding fee of eighteen percent (18%) of the actual retail sales price of all lots, parcels, homes and improvements sold from the Project “B” Acreage.

The Issuer’s disinterested directors determined that Robert Dunlap’s involvement in the Project “B” Letter Agreement transaction is fair and reasonable and approved the Project “B” Letter Agreement transaction effective August 15, 2007. See Item 12. “Certain Relationships and Related Transactions, and Director Independence.”

Project “C” Letter Agreement. As an additional condition imposed by Talisker Realty to Closing of the Project “A” Letter Agreement, the Issuer must enter into the Project “C” Letter Agreement, which memorializes the agreement of Park-Premier to enter into a joint venture with Ranch 248 LLC, a Delaware limited liability company and a wholly owned lower-tier subsidiary of Talisker, or its designee (“Ranch 248”), with respect to the development and sale of all of Park-Premier’s right, title and interest in approximately 30 acres of land in Wasatch County, Utah (the “Project “C” Acreage”) to Ranch 248. The Issuer will convey the Project “C” Acreage to the joint venture at a deemed value of $3,500,000 and the Issuer and Ranch 248 will jointly develop and sell the Project “C” Acreage. No brokerage, finder’s fee or real estate commission will be incurred by the Issuer in connection with the transaction. The joint venture with Ranch 248 will be managed by two representatives appointed by Ranch 248 and one representative selected by the Issuer. Both Ranch 248 and the Issuer will be prohibited from selling their interests in the joint venture for a period of four years from formation of the joint venture.

Within 18 months of closing of the Project “C” Letter Agreement, Ranch 248 is required to create a business and development plan and submit for approvals and permits with the relevant government authorities. Ranch 248 is also responsible for obtaining financing necessary for development of the Project “C” Acreage and making any special capital contributions necessary to complete the project in the event the proceeds of financing are insufficient. In exchange for its services on behalf of the joint venture, Ranch 248 will receive (i) a construction management fee equal to five percent (5%) of the costs associated with the improvement and development of the Project “C” Acreage, (ii) a construction development fee equal to the eight percent (8%) of the costs associated with the construction of homes on the Project “C” Acreage, and (iii) a branding fee of eighteen percent (18%) of the actual retail sales price of all lots, parcels, homes and improvements sold from the Project “C” Acreage.

The Issuer’s Board of Directors approved the Project “C” Letter Agreement on February 21, 2007. The Issuer expects to obtain shareholder approval and close the Property Sale, the Project “A” Letter Agreement and the Project “C” Letter Agreement prior to the end of fiscal 2007.

Amendment of the Articles of Incorporation. The Issuer plans to submit an amendment to its Articles of Incorporation for approval by its stockholders at a special meeting of stockholders to be held sometime before the end of 2007. The amendment will increase the Issuer’s authorized share capital such that conversion into shares of common stock of the Issuer’s outstanding convertible debt will be possible. Currently, the Issuer has 2,000,000 shares of common stock authorized, all of which are issued and outstanding.

Except as provided herein, the Dunlaps do not have any other present plans or proposals that relate to or would result in:

CUSIP No. 700705 10 6                                                                                                                         Page 8 of 9

(a)	an extraordinary corporate transaction, such as a merger, reorganization or liquidation, involving the Issuer or any subsidiary thereof;

(b)	a sale or transfer of a material amount of assets of the Issuer or any subsidiary thereof;

(c)	any change in the present board of directors or management of the Issuer, including any plans or proposals to change the number or term of directors or to fill any existing vacancies on the board;

(d)	any material change in the present capitalization or dividend policy of the Issuer;

(e)	any other material change in the Issuer’s business or corporate structure;

(f)	changes in the Issuer’s charter or bylaws, or instruments corresponding thereto, or other actions which may impede the acquisition of control of the Issuer by any person;

(g)	causing a class of securities of the Issuer to be delisted from a national securities exchange or to cease to be authorized to be quoted on NASDAQ;

(h)	a class of equity securities of the Issuer becoming eligible for termination of registration pursuant to Section 12(g)(4) of the Act; or

(i)	any action similar to any of those enumerated above.

Notwithstanding the foregoing, the Dunlaps will continue to review their investment in the Issuer and reserve the right to change their intentions with respect to any or all of such matters.

Item 5.     Interest in Securities of the Issuer.

(a)

As of April 18, 1994 and the filing date of this schedule, the Dunlaps owned beneficially 507,500 (25.4%, based upon 2,000,000 shares outstanding) of the Issuer’s common shares. If the Issuer increases its authorized capital stock such that it will be possible all of the outstanding Notes to be converted by Mr. Dunlap and assuming the conversion of similar notes held by others, the Dunlaps’ beneficial ownership would also include 8,449,058 shares of common stock based upon a conversion of $844,905.83 of convertible debt outstanding as of January 1, 2007 with a conversion price of $0.10 per share, which would constitute 74.5% of the then issued and outstanding shares of the Issuer’s common stock.

(b)	Presently, the Dunlaps have the sole power to vote and to dispose of 507,500 of the Issuer’s common shares.

(c)

During the prior 60 days, the Dunlaps did not have any transactions in the shares of the Issuer, other than as described above in Item 3. See “Item 3. Source and Amount of Funds or Other Consideration.”

(d)	No other person is known to have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of the common shares held by the Dunlaps.

(e)	As of the date of this schedule, the Dunlaps continue to be the beneficial owners of more than five percent of the outstanding common shares of the Issuer.

Item 6.     Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer.

None.

Item 7.     Material to be Filed as Exhibits.

None.

CUSIP No. 700705 10 6                                                                                                         Page 9 of 9

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: September 19, 2007	By: /s/ Robert W. Dunlap
Robert W. Dunlap

Date: September 20, 2007	By: /s/ Kathy L. Dunlap
Kathy L. Dunlap